ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM

November 28, 2023

Edward B. Baer T +1 415 315 6328 edward.baer@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Kimberly A. Browning

Re:	BondBloxx ETF Trust (the “Registrant”)

File Nos. 333-258986 and 811-23731

Dear Ms. Browning:

This letter is being filed to respond to the telephonic comments received from you on October 16, 2023 regarding the staff of the Securities and Exchange Commission’s (the “SEC”) review of Post-Effective Amendment No. 21 to the Registrant’s registration statement on Form N-1A (the “Registration Statement”) filed with the SEC on September 1, 2023. The staff’s comments are summarized in bold to the best of our understanding, followed by the Registrant’s responses. The Registrant’s responses will be reflected, to the extent applicable, in a post-effective amendment to the Registration Statement, which the Registrant expects to be filed on or about December 7, 2023. Capitalized terms not defined in this letter have the meanings assigned to them in the Registration Statement.

Fund Overview

Other

1.	Please remove the “ticker” and “stock exchange” line out of the summary prospectus. This is not permitted or required by Items 2-8. See General Instruction C.3(b) of Form N-1A.

The Registrant intends to make the requested change.

Fee Table

2.	The “Principal Investment Strategies” section provides that “securities of other registered investment companies, including exchange-traded funds (“ETFs”),” are included in the Fund’s investments with respect to 20% of its net assets. If acquired fund fees and expenses (“AFFEs”) from such investments will exceed 0.01% of the average net assets of the Fund, please disclose these fees and expenses as a separate line item in the fee table. Further, if included as a separate line item, please also disclose in a footnote to the fee table that AFFEs are based on estimated amounts for the current fiscal year. Otherwise, please confirm supplementally that such expenses, if any, are reflected in “Other Expenses.” See Instruction 3(f)(i) to Item 3.

The Registrant confirms that, if AFFEs exceed 0.01% of the average net assets of the Fund, the Fund will include a separate line item in the fee table for AFFE. The Fund’s AFFE is not expected to exceed 0.01% of the average net assets of the Fund at this time, and as a result, any such expenses will be reflected in “Other Expenses.”

Principal Investment Strategies

3.	Regarding the first sentence of the first paragraph under “Principal Investment Strategies,” please disclose the name of the Index. The staff may have additional comments after the name of the Index has been disclosed.

The name of the Index is “Bloomberg Global Inflation-Linked Select Countries Index.”

4.	The staff notes the disclosure in the first paragraph under “Principal Investment Strategies” stating that the “Index measures the performance of investment-grade, government inflation-linked debt from 12 different developed market countries.”

a.	Please revise the Fund’s investment objective as necessary to reference “12 different developed market countries.”

The Registrant will update the description of the Index to reflect that it measures the performance of investment-grade, government inflation-linked bonds from nine different developed countries. In connection therewith, the Registrant will revise the investment objective to reference nine different developed market countries.

b.	Please ensure that the description of the Index is harmonized throughout the Registration Statement.

The Registrant acknowledges the staff’s comments and will ensure that the description of the Index is harmonized throughout the Registration Statement.

5.	Regarding the second sentence of the first paragraph under “Principal Investment Strategies,” please clarify what performance is being measured (e.g., total return of the bonds) and over what period.

The Registrant will revise the first paragraph as follows in response to the staff’s comment (additions in bold/underline; deletions in strikethrough):

The Fund is newly organized, non-diversified and seeks to track the investment results (i.e., the total return) of the ~~[~~Bloomberg Global ~~Inflation Linked~~Inflation-Linked Select Countries Index ~~(Series-L)]~~ (the “Index”) before fees and expenses of the Fund. The Index measures the performance of investment-grade, government inflation-linked ~~debt~~bonds from ~~12~~nine different developed market countries. Inflation-linked bonds are structured to protect against inflation by linking the bond’s principal and interest payments to an inflation index so that principal and interest adjust to reflect changes in the index. Some examples of well-known global inflation-linked bonds include UK Index-Linked Gilts and Japanese inflation-linked bonds (JGBi).

The Registrant supplementally notes that the Fund will seek to track the performance of the Index from the inception of the Fund.

6.	The second paragraph under “Principal Investment Strategies” describes the Index criteria.

a.	Please clarify the issuers for the Index constituents. The staff notes, for example, that “government” is not identified as a criteria. Accordingly, please revise as necessary.

The Registrant will make the requested change.

b.	Please clarify the index weighting methodology.

The Index typically consists of all of the securities that meet the Index inclusion criteria specified in the “Principal Investment Strategies” section. The weighings are determined by calculating the ratio of the individual bonds value relative to the total value of the eligible bonds in the Index. In addition, the weightings of the various Index components are subject to the following limitation:

Other than the United States, no single country’s securities may constitute 25% or more of the securities included in the Index.

c.	Please disclose the number of index components that are normally included in the Index (a range is sufficient) as of a recent date. Please also specify the types of bonds included.

The Registrant intends to add the requested disclosure to Item 9. The Registrant notes as of November 15, 2023, there were 141 investment-grade, government inflation-linked bonds in the Index.

d.	Please define in plain English the term “capital-indexed” and provide a few examples.

The Registrant intends to add the following disclosure for clarity: Capital-indexed means that the principal amount is adjusted to match changes in a price index. Capital indexed bonds are domestic bonds with quarterly coupons and face value indexed in line with inflation.

e.	The staff notes that the lowest credit quality rating is BBB-.

i.	Please disclose in Item 4 that lower rated bonds have speculative characteristics.

The Registrant intends to add the following disclosure to “Credit Risk” for clarity (additions in bold/underline):

Credit Risk. Debt issuers and other counterparties may be unable or unwilling to make timely interest and/or principal payments when due or otherwise honor their obligations. Changes in an issuer’s credit rating or the market’s perception of an issuer’s creditworthiness may also adversely affect the value of the Fund’s investment in that issuer. The degree of credit risk depends on an issuer’s or counterparty’s financial condition and on the terms of an obligation.

Credit risk is greater for lower-rated securities. Those bonds rated Baa3/BBB-/BBB-, while considered to be “investment grade,” may have speculative characteristics. Because the issuers of lower rated investment grade bonds may be in uncertain financial health, the prices of their debt securities could be more vulnerable to bad economic news, or even the expectation of bad news, than higher rated investment-grade debt securities. Credit ratings may not be an accurate assessment of credit risk.

ii.	Please disclose in Item 9 how the Fund will handle potential downgrading of the bonds within its portfolio.

The Registrant intends to add the following disclosure to Item 9 in response to this comment:

Credit Ratings and Credit Downgrades. As the investment objective of the Fund is to track the performance of the Index, which includes credit ratings eligibility criteria as part of its index methodology, the Fund may purchase any security within the Index, such security having been determined by the Index Provider as meeting its credit ratings eligibility criteria. The Fund may invest, directly or indirectly, in securities that are not rated by a rating agency or securities with a credit rating that differs from the credit rating specified in the Index methodology in various circumstances, including where a security is downgraded but not yet removed from the Index, following the removal of a security from the Index prior to its sale by the Fund or as a result of a corporate action or restructuring affecting an issuer of a security held by the Fund. If, after purchase, the credit rating on a security is downgraded or the credit quality deteriorates, or if the duration of a security is extended, BIM will decide whether the security should be held or sold. Upon the occurrence of certain triggering events or defaults on a security held by the Fund, or if an obligor of such a security has difficulty meeting its obligations, the Fund may obtain a new or restructured security or underlying assets. In that case, the Fund may become the holder of securities or other assets that it could not purchase or might not otherwise hold (for example, because they are of lower quality or are subordinated to other obligations of the issuer) at a time when those assets may be difficult to sell or can be sold only at a loss. In addition, the Fund may incur expenses in an effort to protect the Fund’s interest in securities experiencing these events.

f.	Please clarify in plain English the meaning of “country-specific minimum issue size.”

The Fund intends to revise the above-mentioned disclosure as follows in response to the staff’s comment (additions in bold/underline):

(iii) meet a country-specific minimum issue size (i.e., a country-specific minimum par amount outstanding in order for the security to be included in the Index), depending on . . .

g.	With respect to index criteria (v):

i.	Please state the maturity requirements in plain English and revise the risks accordingly.

The Fund intends to revise the above-mentioned disclosure as follows in response to the staff’s comment (additions in bold/underline; deletions in strikethrough):

and (v) have at least one year to maturity ~~as of the rebalancing date.~~until final maturity . . .

ii.	Please clarify whether the Fund has a duration policy. The staff notes “Duration Risk” included in Item 4.

The Fund has not adopted a duration policy. However, as the Fund invests primarily in fixed-income securities, the Fund is subject to duration risk and interest rate risk.

7.	The Fund’s name includes the term “global.”

a.	Please expressly describe how the Fund will “invest [its] assets in investments that are tied economically to a number of countries throughout the world.” See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001). For example, the Fund could include a policy that, under normal market conditions, it will invest significantly (e.g., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the Fund would invest at least 30% of its assets) in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States.

The Registrant respectfully notes that the Index consists of securities issued by nine sovereign countries, including the United States, and therefore will at all times meet the definition of a “global” fund.

b.	Please indicate in Item 9 the Fund’s economic tie test as it relates to the Fund’s “global” component.

The Registrant respectfully notes that there is no relevant economic tie test as the securities are bonds issued by the sovereign governments of the Eligible Countries.

8.	Please define “inflation-linked bond” and provide some examples, including examples of non-U.S. inflation-linked bond.

See response to Comment #5.

9.	Please relocate the first sentence of the third paragraph under “Principal Investment Strategies” to the Item 4 risk section. See General Instruction C.3.a of Form N-1A.

The Registrant intends to move the above-mentioned disclosure to “Index-Related Risk.”

10.	The fifth paragraph under “Principal Investment Strategies” states: “Under normal circumstances, the Fund invests at least 80% of its net assets (plus the amount of borrowings for investment purposes) in securities comprising the Index and in securities that BIM determines have economic characteristics that are substantially identical to the economic characteristics of the securities that comprise the Index . . .”

a.	Please disclose in plain English a description of the securities in the Index (i.e., “inflation-linked bond”), consistent with Rule 35d-1(a)(2) under the 1940 Act.

The Registrant intends to make the requested change.

b.	The staff notes that the terms “bond” and “debt” appear to be used interchangeably. Please explain how the terms “bond” and “debt” are defined or reconcile as necessary.

The Registrant will update the relevant references to “bond.”

c.	Please specify the economically equivalent securities that the Fund may use and include attendant Item 4 risks.

The Registrant will revise the above-mentioned disclosure to clarify that the Fund may invest from time to time in economically equivalent securities such as inflation-related swaps issued in the private market, futures contracts on local government bonds, and non-inflation-linked local government bonds and include relevant principal risk disclosure. The Registrant notes that the Prospectus currently includes derivatives risk under Item 9.

11.	Regarding the fourth paragraph under “Principal Investment Strategies,”

a.	Please revise the disclosure suggesting that an actively managed strategy is being used. The disclosure should indicate that the Fund, in using a representative sampling strategy, will invest in the Index’s constituents.

The Fund intends to revise the above-mentioned disclosure as follows in response to the staff’s comment (additions in bold/underline; deletions in strikethrough):

BIM uses a representative sampling indexing strategy to manage the Fund. “Representative sampling” is an indexing strategy that involves investing in a representative sample of bonds that ~~the Adviser~~collectively has an investment profile similar to that of an applicable target index that BIM determines to collectively have an investment profile similar to that of the ~~Index~~target index.

b.	Please clarify when the Fund would purchase securities outside of the Index and specify any such securities. Please disclose correlating Item 4 risks.

See response to Comment #10.c. above.

12.	The fifth paragraph under “Principal Investment Strategies” states: “The Fund may also invest up to 20% of its net assets in certain futures, options and swap contracts, U.S. Treasury obligations, U.S. Government obligations, U.S. agency securities, securities of other registered investment companies, including exchange-traded funds (“ETFs”), cash and cash equivalents.”

a.	Please delete the word “certain” before “futures, options and swaps …”

The Registrant respectfully declines to make the requested change. The Registrant reserves the right to invest up to 20% of its net assets in the instruments identified in the above-mentioned disclosure as part of its principal investment strategies. The Registrant does not expect the Fund to invest in these instruments to the degree that they would each constitute a principal investment strategy. The Registrant believes that the current strategies and risk disclosures in the Registration Statement are sufficient for an investor’s consideration of the risks associated with the Fund’s principal investment strategy.

b.	Please add disclosure specifying each type of instrument in the 20% basket, along with correlating risk disclosure. In describing these additional instruments, please explain the purpose for which they will be used. With respect to the reference to “futures, options and swap contracts,” please specify the specific types of derivatives.

See response to Comment #12.a. above.

13.	Regarding the Fund’s concentration policy, if concentration is anticipated upon effectiveness in any particular industry or group of industries, please add attendant strategy and risk disclosure. See Item 4 and Item 9.

Because the Fund will invest in U.S. and non-U.S. government securities, the Registrant does not anticipate that the Fund will be concentrated in any particular industry or group of industries upon effectiveness.

Summary of Principal Risks

14.	Regarding “Duration Risk,” please add correlating duration requirement and policy and revise the disclosure to explain how duration applies to the Fund specifically.

See response to Comment #6.g.ii. above.

15.	Regarding “Risk of Investing in Developed Countries,” please briefly discuss the principal risks relating to investing in the 12 different developed market countries.

The Registrant intends to make the requested change.

16.	Regarding “Geographic Focus Risk,” please revise to discuss the risks specific to the geographic regions that the Fund will invest.

The Registrant intends to make the requested change.

17.	Regarding “Sovereign and Quasi-Sovereign Debt Obligations Risk” and “Non-U.S. Agency Debt Risk,” please reconcile these disclosures as necessary with respect to the disclosure earlier in the prospectus regarding the Fund’s principal investment strategies focus on government issuers.

The Registrant has reviewed the disclosures and believes that the disclosures are appropriate in light of the Fund’s principal investment strategies.

18.	Regarding “Asset Class Risk,” please clarify what is meant by “and other assets in the Index.”

The Registrant intends to delete the phrase “and other assets” in “Asset Class Risk.”

19.	Regarding “Credit Risk,” please enhance this disclosure to include discussion of the credit quality ratings applicable to the Fund.

See response to Comment #6.e.

20.	Regarding “Issuer Risk,” the disclosure suggests issuers beyond government issuers beyond the Fund’s principal investment strategies. Please reconcile as necessary.

The Registrant has reviewed the disclosure and believes that the disclosure is appropriate in light of the Fund’s principal investment strategies.

21.	Regarding “Concentration Risk,” please enhance this disclosure to include discussion of the concentrations applicable to the Fund.

The Registrant will remove “Concentration Risk” as a principal risk of the Fund.

22.	Regarding “Illiquid Investment Risks,” please confirm whether this is a principal risk of the Fund. If so, please include correlating Item 4 principal strategy disclosure. The staff may have additional comments based on the Fund’s response.

The Registrant respectfully declines to make the requested change. While the Fund does not intend to invest in illiquid securities, certain of the Fund’s investments may become illiquid from time to time, so Registrant believes that the disclosure is appropriate.

23.	Regarding the instruments in the Fund’s 20% bucket, please include attendant Item 4 risk disclosure.

See response to Comment #12.

Performance Information

24.	Please supplementally inform the staff what broad based securities market index the Fund intends to use.

The Fund intends to use Bloomberg Global Inflation-Linked Total Return Index Value Unhedged USD as its broad based securities market index.

More Information About the Fund and A Further Discussion of Principal Risks

25.	Certain of the strategies and risks merely in this section repeat or are substantially identity to the information in Item 4. Please consider revising this disclosure to remove duplicative disclosure. In this regard, Form N-1A provides that the principal investment strategies and risks required by Item 4 in the summary section should be based on the information given in response to Item 9 and should be a summary of that information. Form N-1A also provides that information included in responses to Items 2-8 need not be repeated elsewhere in the prospectus. Please see IM Guidance Update (June 2014; No. 2014-08).

The Registrant acknowledges the staff’s comment.

SAI

26.	Please clarify the disclosure that investments in sovereign debt of any single country are considered investments in a single industry for concentration purposes.

The Registrant respectfully declines to make the requested clarification. The Registrant believes the Fund’s disclosure is consistent with the requirements of Section 8(b)(1)(E) of the 1940 Act and Form N-1A.

27.	Regarding the Fund’s concentration policy stated on page 24, please delete the word “approximately.”

The Registrant intends to make the requested change.

28.	Please revise the description of the Fund’s 80% policy on page 25 so that it aligns with the description in the Fund’s prospectus.

The Registrant intends to make the requested change.

29.	Regarding the last paragraph on page 25, please clarify the disclosure with respect to the Fund’s borrowing policy.

The Registrant respectfully declines to make the requested change as it believes the current disclosure is sufficient. The Registrant notes that the first paragraph on page 25 states that with respect to the Fund’s fundamental policy relating to borrowing money, the Fund must maintain an asset coverage of at least 300% of the amount of its borrowings “at all times.” The last paragraph on page 25 further notes: “Unless otherwise indicated, all limitations under the Fund’s fundamental or non-fundamental investment policies apply only at the time that a transaction is undertaken . . .” (emphasis added)

30.	The third paragraph under “Acceptance of Orders for Creation Units” on page 51 states: “The Fund reserves the absolute right to reject or revoke a creation order transmitted to it by the Distributor or its agent if . . .” Please delete the word “absolute.”

As noted in previous response letters, we received this comment and the comment immediately below relating to rejection of creation orders in connection with staff comments on Post-Effective Amendment No. 1 and Post-Effective Amendment No. 4 to the Registration Statement, and had a call with our disclosure reviewer and personnel from Chief Counsel’s Office on May 19, 2022. Subsequent to that call, we notified our reviewer that the Registrant respectfully declines to make the requested changes.

31.	The third paragraph under “Acceptance of Orders for Creation Units” on page 51 describes each Fund’s right to reject or revoke a creation order for certain specified reasons. Please delete sub-items (iv) and (vi) as reasons a Fund may reject a creation order.

As noted above, the Registrant respectfully declines to make the requested change.

Part C

32.	Article IV, Section 3 of the Fund’s Amended and Restated Declaration of Trust states: “. . . Except as required by federal law including the 1940 Act, neither the Trustees nor any officer of the Trust shall owe any fiduciary duty to the Trust or any Series or Class or any Shareholder. Unless otherwise expressly provided herein or required by federal law including the 1940 Act, the Trustees shall act in their sole discretion and may take any action or exercise any power without any vote or consent of the Shareholders.” Please disclose this provision under “Shareholder Information—Summary of Certain Provisions of the Declaration of Trust” in the prospectus. Please also disclose that nothing in the Trust’s Declaration of Trust modifying, restricting or eliminating the duties or liabilities of trustees or officers shall apply to or in any way limit the duties (including state law duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.

The Registrant confirms that this disclosure appears in the fourth paragraph of the section entitled “Shareholder Information—Summary of Certain Provisions of the Declaration of Trust” in the prospectus.

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Please do not hesitate to contact me at (415) 315-6328 if you have any comments or if you require additional information regarding the Funds.

Sincerely,

/s/ Edward B. Baer

Edward B. Baer